The Steak n Shake Company
500 Century Building
36 S. Pennsylvania Street
Indianapolis, Indiana 46204


June 5, 2001


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   The Steak n Shake Company.
      Form 8-A12G
      File Number:  000-08445

Ladies and Gentlemen:

The purpose of this letter is to request the withdrawal of Form 8-A12G which was filed on May 17, 2001.

The reason for this withdrawal is that it has come to our attention that this form was inadvertently filed as Form 8-A12G rather than Form 8-A12B.

If you have any questions regarding this application, please contact the Issuer's legal counsel, Berkley Duck, Esq., of Ice Miller at (317) 236-2100.

Very Truly Yours,

The Steak n Shake Company


By:  /s/ Mary Ham
     -----------------------------------------
     Mary Ham, Secretary and General Counsel